Law Offices of
Gretchen Cowen, APC

6100 Innovation Way ▪ Carlsbad, California  92009
Telephone (760) 931-0903 ▪ Facsimile (760) 438-3026

June 16, 2011

VIA EDGAR SUBMISSION

Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attn:       Ms. Julie Rizzo, Attorney-Advisor

Re:         Pacific Entertainment Corporation
Form 10-12G
Filed May 4, 2011
File No. 000-54389

Dear Ms. Rizzo:

On behalf of Pacific Entertainment Corporation (the “Company”), we have set forth below the Company’s responses to the comment letter dated May 31, 2011 that the Company received from the Staff of the United States Securities and Exchange Commission (the “Staff”) relating to the registration statement on Form 10 (File No. 000-54389) (the “Registration Statement”) filed by the  Company on May 4, 2011.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Simultaneously herewith, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement. The Amendment has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to the Amendment.

General

1.           Please be advised that your registration statement will automatically become effective 60 days after filing.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments.  In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and re-filing it.  Please confirm your understanding.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The Company notes the Staff’s comment and understands that the registration statement will automatically become effective sixty days after filing at which time the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”).

2.           Please advise as to why you filed a Form 10-Q on May 12, 2011.

Response:

The financial information included in the Registration Statement was for the fiscal years  ended December 31, 2011 and 2010.  The Company wanted to ensure that information appearing on the EDGAR system was updated to include current financial information for investors now looking for the Company’s disclosure on EDGAR. At the time the decision was made, the Company had not yet been notified as to whether the SEC would be reviewing the Registration Statement or, if it did, what level of review would be conducted.  If current financial information were not provided, obviously the SEC would comment on that.  If the current financial information were provided on Form 10-Q and there was a question as to whether to conduct a review, the SEC might take the availability of the information into consideration. If no review were conducted or a review was conducted but the Company would not receive comments before the quarterly results were due, the Company wanted to ensure that the current financial information was available to the public.  The Company was aware that if a review was conducted it would be asked to amend to provide the first quarter information.  In fact, we received notice that a full review was being conducted by the Staff on the same day the board met to approve the filing.

In addition, the Company was trading on the OTCPinks and, in order to maintain its “Current” status on the OTCPink system, it was required to file quarterly reports containing disclosure that is substantially similar to that required by Form 10-Q under Rule 15c2-11 of the Exchange Act.  Rather than file two reports - one on the EDGAR system and one on the OTCMarkets system - the Company contacted OTCMarkets Group, Inc. to determine whether if it filed a Form 10-Q the filing would suffice to meet the “current public information” requirements for OTCPinks given that the Registration Statement had not yet gone effective.  The Company was informed that the Form 10-Q would meet the requirement even though the Registration Statement had not yet gone effective.  Filing the Form 10-Q would therefore suffice to update the financial information for the Company in both locations - on EDGAR and on OTCMarkets - making it easier for investors to find and avoiding the need for duplicate reports.

By telephonic comment received on June 1, 2011, the Staff further requested that the Company include in its response to this comment a description of the facts surrounding the move of the Company’s common stock from OTCPinks to the OTCQB.  At the time the Company contacted OTCMarkets Group, Inc. to determine whether the filing of the Form 10-Q would suffice to maintain its “Current” status on OTCPinks, it was informed by OTCMarkets Group, Inc. that upon filing of the Form 10-Q the stock would automatically be moved to the OTCQB. It was the Company’s understanding that the stock would not be eligible to trade on the OTCQB until the Registration Statement had gone effective since the eligibility standards set for the OTCQB require the company to be a fully reporting company with the SEC.  As a result, this early move was unanticipated.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

However, the Company was informed that the OTCMarkets system is set up to automatically move the stock from the OTCPinks to the OTCQB upon filing by a company trading on the OTCPinks of both a registration statement on Form 10 and a Form 10-Q, regardless of whether the registration statement is then effective.  We do not know whether the automatic move is the result of the OTCMarkets Group, Inc. defining the filing of these documents as “fully reporting” regardless of timing or as a presumption that the Form 10 would be effective prior to filing of a Form 10-Q.  The Company advised the OTCMarkets Group, Inc. representative that the Registration Statement was not effective and that it was therefore not technically a fully reporting company.  In addition, the Company asked what would happen if the Registration Statement were withdrawn either at the request of the Staff or voluntarily.  The response was that the OTCMarkets would figure something out at that time.  Because the Company was confident that any comments it might receive from the Staff could be addressed without withdrawal of the Registration Statement, the Company determined to proceed with the filing of the Form 10-Q for the afore-mentioned reasons despite the early transition of the stock to the OTCQB.  The Company filed the Registration Statement in order to make itself eligible to move to the OTCQB.  However, that was not the reason for filing the Form 10-Q.

Forward Looking Statements

3.           Please revise the first sentence of this section and similar disclosure on page 8 to clarify that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to you or advise.

Response:

The language in both sections has been revised in the Amendment to remove all reference to the Private Securities Litigation Reform Act of 1995.  The disclosure includes revised cautionary advise to investors not to rely on forward-looking statements.

Business

General

4.           Please include in one of your introductory paragraphs your revenues, assets and losses for the most recent audited period and interim stub.  This snapshot will help investors evaluate the disclosure as they read the filing.

Response:

The disclosure has been revised on page 2 to include the requested disclosure beneath the third introductory paragraph.

Distribution

5.           Please advise as to what you mean by “primary customer” in the second paragraph of this section.  In addition, please revise to clarify which products are your “core products”.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The disclosure has been revised to eliminate use of the terms “primary customers” and “core products” and to clarify that the discussion relates to the Company’s DVD and  CD products.

6.           Please provide quantitative information regarding the percentage of your products that you self-distribute and the percentage of your products that are distributed by third-party distributors.  In addition, please provide quantitative information to clarify what you mean by “a variety” of third-party distributors.

Response:

The term “a variety” of third-party distributors was meant to indicate different types of distributors rather than number.  However, because the largest of the third-party distributors of the Company’s DVD and CD products only accounted for 3.9% of gross sales in 2010, the reference has been removed and the language has been adjusted in paragraph 2 under “Distribution” on page 2 to clarify that the third-party distributors of these products only accounted for a combined 11% of gross sales in 2010.

7.           Please provide support for your statement that Motta Internacional is “recognized throughout the industry as a founding pioneer of the duty-free retail marketplace as well as a premier distributor of high quality merchandise.”  Alternatively, please remove this statement.  Additionally, please advise as to when your agreement with Motta Internacional expired.  Finally, please describe the material terms of your relationship with Motta Internacional and, to the extent you are still operating under the expired agreement, please file this agreement as an exhibit to your registration statement or advise.

Response:

Reference to Motta Internacional has been deleted from the disclosure on page 2.  The information was originally included to show the existence of an international market for the Company’s DVD and CD products.  However, the relationship accounted for less than 1% of gross sales in 2010 and is therefore not considered to be material.  Because it is not considered to be material, the expired agreement has not been filed as an exhibit to the Amendment.

8.           Please revise the last paragraph of this section to discuss the concentration of risk you experience with respect to both of your product lines.

Response:

The disclosure has been amended by the deletion of prior disclosure and the addition of two new paragraphs at the end of the “Distribution” section regarding risks of concentration associated with the DVD and CD product line and risks of concentration associated with licensed product lines.

Products

9.           Please revise to describe the material terms of your agreement with Jakks Pacific’s Tollytots and what you mean by “exclusive categories” and “non-exclusive categories.” Please also revise your disclosure to update the status of the development of musical and early learning toys by Tollytots.  In addition, please revise to describe the material terms of your agreements with Precious Moments, Inc. and with Dr. Ritblatt, and file these agreements as exhibits to your registration statement or advise.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The disclosure has been revised on pages 3, 4 and 10 to expand discussion of the terms of the Company’s agreement with Jakks Pacific and to include information regarding the schedule for introduction of the initial products in that line.  The disclosure has also been revised to include a discussion of the anticipated decrease in revenues expected to result from the gap between the cessation of sales by Battat Incorporated and the introduction of the new product line.

A new disclosure heading has been added on page 4 to disclose the terms of the joint venture agreement with Dr. Ritblatt.  The disclosure was moved to a new subheading in order to avoid breaking up the disclosure on products with a discussion of those terms and the disclosure regarding the agreement under the “Products” subheading was adjusted to expand the disclosure on the intellectual property and Dr. Ritblatt.  The Joint Venture Agreement between the Company and Dr. Ritblatt, as well as the Operating Agreement for Circle of Education, LLC, have been filed as Exhibits 10.14 and 10.15 to the Amendment.

The disclosure has been revised on pages 1, 4 and 11 of the Amendment to delete prior disclosure regarding the terms of the Company’s agreement with Precious Moments, Inc., which is not regarded as material, and to substitute that disclosure with a statement regarding the number of DVDs being licensed and a brief description of the royalty payments.  The prior disclosure was included to demonstrate the Company’s efforts to expand its DVD and CD product line through the license of third party brands and was not intended to be a statement as to materiality of the contract.

10.           Please revise to remove the words “so successful among children and parents around the world” from the fourth paragraph of this section as this statement is subjective.

Response:

The referenced paragraph, which now appears on page 3, has been revised as requested with corresponding changes to paragraph 4 on page 10.

11.           Please advise as to what is meant by the disclosure in the fifth paragraph of this section that “we have created custom products using the Baby Genius brand for several book and music premiums, including Taco Bell and Gerber.”

Response:

Through third party licensees, the Company has been able to offer customized products to companies like Taco Bell and Gerber that can be offered as promotional items.  For instance, little books incorporating the Baby Genius characters were created for Taco Bell and were included in kids meals.  A statement has been added to the disclosure by way of example on page 3.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

12.           Please revise to clarify what you mean by “launched a line” of classic movies and television programs on page 3.  For example, please revise to clarify whether these programs aired on television or sold as DVDs or both.  In addition, please revise to clarify what you mean by “classic movies and television programs.”

Response:

The disclosure has been revised on pages 2 and 3 in response to the Staff’s comment.

13.           We note your disclosure on page 4 that you obtained an initial voting and economic interest of 75% of the outstanding units of the newly formed company in exchange for the contribution of “all intellectual property rights the Company had in the Circle of Education program.”  Please revise to clarify which intellectual property rights you provided to the company formed in the joint venture described on page 4.  In this regard, we note your disclosure regarding intellectual property on page 8.

Response:

Because the intellectual property developed for Circle of Education resulted from comprehensive research into the use of music-based curriculum and child development, and did not include registered trademarks, copyrights or patents, it is difficult to provide an exact description.  The disclosure has been revised on pages 4 and 9 to include a list of the types of intellectual property included in the transfer.

Marketing

14.           Please revise to remove the words “valuable” ways and “exciting” membership kit from the second sentence in the first paragraph of this section and the word “successfully” marketed from the sixth paragraph in this section as these words are subjective.

Response:

The disclosure has been revised on page 4 in response to the Staff’s comment.

15.           Please revise to clarify what you mean by “launched through Walmart” on page 4.  In addition, we note your disclosure that your agreement with Battat Incorporated, a distributor that seems to have sold your products to Walmart, has been terminated and that Battat will stop distributing your toys in late Spring 2011.  To the extent that these toys will no longer be sold at Walmart in late Spring 2011, please disclose here.  Please also disclose any effects the cancellation of this licensing agreement will have on your revenues and the current status of Battat Incorporated distributing your toys.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The disclosure has been revised on page 5, with corresponding revisions to paragraphs 3 and 5 under “Products” on page 3 and in the fourth paragraph under “Competition” on page 6 in response to the Staff’s comment.  The Company is not aware of what sales are being made by Battat Incorporated during the second quarter of 2011.  Royalty reports for the first quarter indicated that sales were made to Walmart during that period. However, until the second quarter report is received, the Company will not know where sales were being made and cannot say with certainty whether sales are being made during the second quarter.  Battat Incorporated has the right but not the obligation to sell off inventory during an extended sell-off period through late Spring 2011, but how many sales are being made at this time and to whom is not currently known to the Company.  The disclosure has been revised accordingly.

16.           Please revise the last paragraph on page 4 to provide support for your statement that Comcast “reaches an estimated over 27 million digital households per year” or delete this statement.

Response:

The disclosure has been revised on page 5 to delete the statement.

17.           We note your disclosure in the second to the last paragraph on page 5 that you have successfully marketed your products though promotional and licensing partnerships with YouTube, MySpace, Meadowbrook Press, the San Diego Zoo, Gerber, Pixfusion, Loblaws, Battat and Taco Bell.  To the extent that you no longer market your products through and have licensing partnerships with the companies listed above, please disclose.  To the extent that you still market your products through and have licensing partnerships with the companies listed above, please disclose the material terms of the agreements.

Response:

The disclosure has been revised on page 6 to delete the reference to these arrangements.  Most of the agreements are no longer active and were not material.  Reference was included solely to demonstrate the Company’s marketing efforts, but not as an indication of materiality of the actual contracts.  Many of these contracts are expired.  Agreements with Meadowbrook Press and the San Diego Zoological Society are active, but do not have a material impact on the Company’s revenue and results of operation since they account for only a small portion of royalties and sales, respectively.  The Company’s marketing efforts through social media sites such as Facebook, YouTube and Twitter are not considered material.  The use of these sites is free and there are no written agreements.  The sites are used to expand brand awareness as part of the Company’s overall marketing effort.

Competition

18.           Please provide support for the last sentence of the second paragraph of this section or delete.

Response:

The sentence has be deleted from the paragraph on page 6 in response to the Staff’s comment.

19.           Please revise to clarify what you mean by “niche market” and “master toy manufacturer” on page 5.  In addition, please remove the word “effectively” reach consumers on page 5 as this word is subjective.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The disclosure has be revised on page 6 to delete the referenced terms in response to the Staff’s comment.

20.           Please advise as to how price point and quantity of programs available with each title are your primary competitive advantages.

Response:

The referenced disclosure has been revised on page 6 in response to the Staff’s comment with a corresponding revision to the third paragraph on page 10.

Customers

21.           Please disclose the names of your major customers.  We believe that the identity of your major customers will allow your investors to better assess risks associated with particular customers, as well as material concentrations of revenue related to those customers.

Response:

The disclosure has been revised on page 7 to identify one of the “customers” as Battat Incorporated.  Because Battat was a third party licensee and not really a customer, the disclosure was amended to clarify the relationship and the risks associated with the concentration of licensees as opposed to customers.  The identity of the other two customers is very sensitive and could result in loss of business to the Company or the loss of competitive advantage related to one of the Company’s revenue streams.  In the first circumstance, the customer has in the past been very sensitive regarding the use of its name in the Company’s disclosure and there is a concern that disclosure here could result in loss of the account.  In the second instance, identification of the customer would open the door to competitors who could very easily duplicate the Company’s relationship with the customer to undercut the Company’s position and, as a result, the Company could lose the entire revenue stream.  We therefore request relief, on behalf of the Company, from the disclosure of the remaining two customers referenced in the Registration Statement.

22.           Please revise this section to discuss the significant financial risk associated with your dependence on a small number of customers.  In this regard, we note your disclosure in the last paragraph on page 14.

Response:

The disclosure has been revised on page 7 to describe the risks associated both with having a limited number of customers and with having exclusive licensees in response to the Staff’s comment.

Seasonality

23.           Please revise to explain what you mean by “expanding value for families and children” and how this will help to create a more consistent demand for your products or delete.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The referenced language has been deleted from the disclosure on page 7 in response to the Staff’s comment.

Research and Development

24.           Please tell us where the new development costs of $263,750 that you capitalized for the year ended December 31, 2010 is recognized on your balance sheet.

Response:

Costs of $210,742 were capitalized as capitalized product development.  The remaining $53,008 included in the number were costs associated with the Company’s investment in the Circle of Education program. See Response to Comment 44 below.  The disclosure on page 8 has been revised to adjust the number and to clarify capitalization in response to the Staff’s comment.

Intellectual Property

25.           Please revise to provide quantitative information to clarify what you mean by your disclosure on page 8 that you license a “good portion” of the songs and song performances included in your products.  In addition, please revise to briefly describe the material terms of such licenses.

Response:

The disclosure has been revised on page 9 to clarify the number of songs currently being licensed from third parties and to include a brief description of the terms.  Essentially, the agencies have a list of songs and set royalties.  The Company submits an application for the songs it wants to license and pays the royalty.  The term “good portion” was deleted as 25 songs is not considered a significant number.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business

26.           Please revise the second sentence in this section to state that it is your belief that your products are entertaining, educational and beneficial to the well-being of infants and young children or advise.

Response:

The disclosure has been revised on page 10 in response to the Staff’s comment.

27.           Please remove the word “groundbreaking” system in the fifth paragraph of this section as this term is subjective.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The disclosure has been revised on page 10 to remove the term as requested.

28.           Please quantify the number of licensing agreements you signed during the fourth quarter of 2009 and 2010.  Additionally, provide the basis for your belief that your “licensing revenue will grow significantly during the upcoming year” or delete the statement.

Response:

The disclosure has been revised on page 10 in paragraph 1 in response to the Staff’s comment and previous disclosure has been deleted.  However, because some of the agreements are no longer active, and the Company feels it is will give investors a more accurate picture if it discloses the active license agreements rather than the total number signed, the disclosure was revised accordingly.

Results of Operations

29.           We note your disclosure in the first paragraph on page 11 regarding patents and copyrights that you hold. To the extent you do hold patents and copyrights, please disclose in your Intellectual Property section on page 8.

Response:

The disclosure has been adjusted on pages 9 and 12 to clarify the intellectual property rights as copyrights and trademarks and to delete the term “patents,” as the Company does not currently hold patents.  The Intellectual Property section has been revised on page 9 to response to the Staff’s comment.

30.           Please revise to clarify what you mean by “expanding distribution opportunities with other studios through our channels” in the last paragraph on page 11. In addition, please revise to include quantitative information to clarify what you mean by “rapidly.”

Response:

The disclosure has been revised at page 12 to delete the referenced language in response to the Staff’s comment.  In that same paragraph, the words “significant” increase in 2009 and “aggressively” market were deleted as being substantially similar to other terms which are the subject of Staff comments.

31.           Please revise the third full paragraph on page 12 to state that there is no guarantee you will have continued sales growth.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The disclosure has been revised on page 13, third paragraph, in response to the Staff’s comment.

Liquidity and Capital Resources

32.           We note your disclosure in the third full paragraph of this section. Please revise your disclosure to clarify whether you have any written agreements in place to obtain short-term related party advances.  If so, please file any agreements as an exhibit to your registration statement or advise.

Response:

The disclosure has been revised on page 18 under “Outlook”  in response to the Staff’s comment.  The Company does not have a written agreement for short-term related party advances.  Please note than a second paragraph has been added under the table on page 17 to provide investors with information regarding the private placement conducted in 2010.  The remaining disclosure under this subheading has been broken up as it also applies to the first quarter information now included in the Amendment, and appears under the subheading “Outlook” immediately following that disclosure.

Security Ownership of Certain Beneficial Owners and Management

33.           We note your disclosure on page 16 that you sold 5,050,000 shares of common stock in April 2011 but have not yet issued these shares.  Please advise.

Response:

All of these referenced shares have been issued as of the date of this correspondence.  The beneficial ownership table has been updated to reflect the common stock outstanding on June 13, 2011 on pages 20 through 22. The next to last paragraph of Item 10 and the second paragraph under Item 7 have been revised and updated as they contained similar disclosure. The last paragraph of Item 10 and the first paragraph of Item 11 have been revised to include updated information to June 13, 2011.

Directors and Executive Officers

34.           Please provide support to us that Genius Products, Inc. “was one of the fastest growing independent home entertainment distribution companies in the country” in the last paragraph on page 19.  Alternatively, please remove this statement.

Response:

The referenced statement has been removed from the disclosure on page 23 in response to the Staff’s comment.

35.           Please revise to briefly discuss the specific experience, qualifications, attributes or skill that led to the conclusion that each of your directors should serve as a director in light of your business and structure.  Refer to Item 401(e)(1) of Regulation S-K.

Response:

The disclosure has been revised in response to the Staff’s comment.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Executive Compensation

Summary Compensation Table

36.           For the option awards reported in your Summary Compensation Table, please revise to include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in your Management’s Discussion and Analysis section.  Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.  In addition, please revise to disclose a footnote describing the material terms of each grant.  Refer to Item 402(o)(4) of Regulation S-K.

Response:

The disclosure has been revised on page 25 in response to the Staff’s comment.

Certain Relationships and Related Transactions and Director Independence

37.           We note that there is no information provided in this section regarding the disclosure in the first two paragraphs on page 13.  Please advise.

Response:

References to this section on page 13 were intended to refer to the discussion of the transactions disclosed in the “Executive Compensation” section and have been revised accordingly on page 14.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

38.           Please revise to include the information required by Item 201(a)(2) of Regulation S-K or advise.

Response:

The disclosure has been revised on page 29 in response to the Staff’s comment.  Changes to the stock compensation plan table were made because an option to purchase 25,000 shares granted in the first quarter of 2011 was inadvertently included in the number.  As a result, the numbers on the table on page 30 were adjusted to reflect year end as required by Item 201(d).  However, since the plan was significantly amended in the first quarter of 2011 and the numbers have also changed significantly, the Company has decided to footnote the table on page 30 to also provide investors with more current information regarding outstanding options granted under the 2008 Stock Option Plan.

Description of Registrant’s Securities to be Registered

Capital Stock

39.           Please revise to remove your statement that your articles of incorporation “will be made available to qualified investors upon written request” or advise.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Response:

The statement has been removed from the disclosure on page 32 in response to the Staff’s comment.

40.           Please delete your statement that all outstanding shares of your common stock are fully paid and non-assessable.  This is a legal conclusion that you are not qualified to make.  Alternatively, attribute this statement to counsel and file counsel’s consent to be named in this section.

Response:

The statement has been removed from the disclosure on page 32 in response to the Staff’s comment.

Signature

41.           Please revise the signature page to include the name of the registrant.

Response:

The signature page has been revised as requested.

Exhibit Index

42.           Please revise to include the agreement discussed in the last full paragraph on page 23 or advise.

Response:

In response to the Staff’s comment and a subsequent telephonic conversation with Ms. Bednarowski, both the note issued to Isabel Moeller on September 30, 2010 and the agreement to convert a portion of the balance of the note into equity have been included as Exhibits 10.16 and 10.17, respectively.  The disclosure on page 27 has been revised to clarify that the note is a restated note to avoid confusion.

Comparative Financial Statements

Statements of Cash Flow

43.           Please tell us what your investment in Product Masters represents.

Response:

Product masters are the original recordings of the Company’s DVD and CD products.  In response to the Staff’s comment and subsequent telephonic conversations with Mr. Kuhn, the Management’s Discussion and Analysis of Financial Condition and Results of Operation has been revised in paragraph 2 under “Liquidity and Capital Resources” on page 17 to include clarification of what “product masters” represents in lieu of a change to the Statements of Cash Flow.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

Notes to the Comparative Financial Statements

Fair Value Measurements

44.           Please tell us why you have recorded Circle of Education LLC as an equity investment at year end.  Since you obtained voting an economic interest of seventy-five percent, it appears consolidation is appropriate.

Response:

As of the twelve month period ended December 31, 2010 the Company had invested $53,008 toward creation of the initial product offering of the Circle of Education kindergarten readiness program. As of that same period, Circle of Education LLC had no expenses or revenues during the period and thus the audited financial statements of the Company reflected no consolidated revenues or expenses with the majority owned subsidiary.  The Company concurs that consolidation of the financial statement was appropriate and would have resulted in the Investment in Circle of Education being eliminated with a resulting increase in the asset Capitalized Product Development, which represents assets not yet placed in service.  The Company determined that the reclassification was not material.

During the three months ended March 31, 2011, Circle of Education began operations as a separate organization and incurred expenses related to its operations. At that time the books and records of Circle of Education were established.  The Company appropriately consolidated the results for this period, recognizing the minority interest of Dr. Ritblatt, and reclassified the investment from the period ended December 31, 2010 as an intangible asset not yet in service. This reclassification was disclosed in the Critical Accounting Policies and Note 12: Creation of Limited Liability Company in the footnotes to the Condensed Consolidated Financial Statements for the Period Ended March 31, 2011.

Other

45.           Please update the financial statements to comply with Rule 8-08 of Regulation S-X.  It appears that you should now present interim financial statements for the three months ended March 31, 2010.

Response:

The disclosure has been revised to include the Company’s consolidated financial statements for the three months ended March 31, 2011 and 2010.  The Management’s Discussion and Analysis of Financial Condition and Results of Operation section has been updated to include corresponding disclosure for the three-month periods commencing on page 15.

Other changes include an update to the number of full-time employees of the Company on page 8 to reflect a recent hire and the addition of paragraphs 11 and 13 under Item 10 to include disclosure of 32,300 shares issued for services in March 2011 and an option to purchase up to 25,000 shares which were inadvertently excluded from the disclosure.

United States Securities & Exchange Commission
Attn:  Ms. Julie Rizzo, Attorney-Advisor
June 16, 2011

In addition, on June 13, 2011, the Company granted an option to Alfred Kahn in connection with a consulting agreement which also gives the Company certain rights of first refusal on shares purchased under the option.  This disclosure has been added in the next to last paragraph of Item 10.

***

A letter from Klaus Moeller, Chief Executive Officer of the Company, with the following representations is annexed to this letter:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

●	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If, after your review of this letter and the Amendment, you have any additional questions or comments, please contact the undersigned at your convenience at (760) 931-0903.

Very Truly Yours,
LAW OFFICES OF GRETCHEN COWEN, APC

/s/ Gretchen Cowen

Gretchen Cowen, Esq.

Encl.

cc:          Sonia Bednarowski
Patrick Kuhn
Lyn Shenk
(U.S. Securities & Exchange Commission)

cc:           Klaus Moeller
Jeanene Morgan
(Pacific Entertainment Corporation)

 5820 Oberlin Drive, Suite 203, San Diego, California 92121

June 16, 2011

VIA EDGAR SUBMISSION

Division of Corporate Finance
United States Securities & Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Attn:       Ms. Julie Rizzo, Attorney-Advisor

Re:         Pacific Entertainment Corporation
Form 10-12G
Filed May 4, 2011
File No. 000-54389

Dear Ms. Rizzo:

Reference is hereby made to that letter of even date herewith submitted by Gretchen Cowen of Law Offices of Gretchen Cowen, APC to you in response to the comment letter dated May 31, 2011 that Pacific Entertainment Corporation (the “Company”) received from the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filing.

In connection with the responses to your comments contained within Ms. Cowen’s letter, we hereby acknowledge that:

●	We are responsible for the adequacy and accuracy of the disclosure in our filing;

●	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filing.

Very truly yours,

Pacific Entertainment Corporation

/s/ Klaus Moeller

Klaus Moeller, Chief Executive Officer